UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70387 / September 13, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15416

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In the Matter of

iVOICE, INC.,
PROTECTUS MEDICAL DEVICES, INC., and
ST. LAWRENCE ENERGY CORP.

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:   ORDER MAKING FINDINGS
:   AND REVOKING
:   REGISTRATIONS BY
:   DEFAULT AS TO TWO
:   RESPONDENTS

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 14, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents iVoice, Inc. (iVoice), Protectus Medical Devices, Inc.,[1] and St. Lawrence Energy Corp. (St. Lawrence) repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

The Office of the Secretary and the Division of Enforcement have provided evidence that the OIP was served on Respondents on August 15, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer to the OIP was due within ten days after service of the OIP, or by August 28, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, only Respondent Protectus Medical Devices, Inc., has filed an Answer. On August 29, 2013, iVoice and St. Lawrence were ordered to show cause, by September 9, 2013, why the registrations of their securities should not be revoked by default. To date, iVoice and St. Lawrence have not filed Answers or responded to the Order to Show Cause.

iVoice and St. Lawrence are in default for failing to file Answers, attend the telephonic prehearing conference held on September 10, 2013, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

iVoice (CIK No. 1105064) is a New Jersey corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). iVoice is delinquent in its periodic filings with the Commission, having not filed any periodic

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[1] The proceeding is ongoing in relation to Protectus Medical Devices, Inc.

reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of over $826,000 for the prior nine months. As of August 6, 2013, the company's stock (symbol "IVOI") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link) had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

St. Lawrence (CIK No. 917821) is a void Delaware corporation located in Palo Alto, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). St. Lawrence is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $186,000 for the prior nine months. As of August 6, 2013, the company's stock (symbol "SLAW") was quoted on the OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to the repeated failures to file timely periodic reports, Respondents iVoice and St. Lawrence have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, iVoice and St. Lawrence have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of iVoice and St. Lawrence.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of iVoice, Inc., and St. Lawrence Energy Corp. are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge